UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For May 2018

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384 and into the Form F-3 Registration Statement File No. 333-211065.

Other Information

On May 4, 2018, Check-Cap Ltd. (the "Company"), issued a press release announcing that it has priced an underwritten public offering (the "Offering") to issue and sell an aggregate of 2,738,472 units (the "Units"), each consisting of one share of the Company's ordinary shares, par value NIS 2.40 per share ("Ordinary Share"), and one Series C Warrant to purchase one Ordinary Share, at an offering price of $5.50 per Unit and an aggregate of 450,909 pre-funded units, each consisting of one pre‑funded warrant to purchase one Ordinary Share and one Series C Warrant to purchase one Ordinary Share (the "Pre-funded Units"), at an offering price of $5.49 per unit (“Offering Price”). In connection with the Offering, the Company entered into an underwriting agreement, dated May 4, 2018 (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC, as the underwriter for the Offering. The Pre-funded Units will be issued and sold to purchasers whose purchase of Units in the Offering would otherwise result in the purchaser, together with their affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of the purchaser, 9.99%) of the outstanding Ordinary Shares immediately following the consummation of the Offering, if they so choose. Each pre-funded warrant contained in a Pre-funded Unit will be immediately exercisable for one Ordinary Share at an exercise price of $0.01 per share and will remain exercisable until exercised in full. The Series C Warrant included in the Units and the Pre-funded Units will be immediately exercisable at a price of $5.50 per Ordinary Share, subject to adjustment in certain circumstances, and will expire five years from the date of issuance. The Ordinary Share included in the Units or pre‑funded warrants included in the Pre-funded Units, as the case may be, and the Series C Warrants were offered together, but the securities contained in the Units or Pre-funded Units will be issued separately. The Series C Warrants have been listed on the Nasdaq Capital Market under the symbol “CHEKZ“.

The Company has also granted the Underwriter a 30-day option to purchase up to an additional 478,407 Ordinary Shares and/or an additional 478,407 Series C Warrants to purchase up to 478,407 Ordinary Shares at the Offering Price, less underwriting discounts and commissions. The net proceeds to the Company are expected to be approximately $15.5 million, excluding any potential exercise of the Underwriter’s option, and no exercise of the Series C Warrants, and after deducting underwriting discounts and commissions and payment of other estimated expenses associated with the Offering that are payable by the Company. The Offering is expected to close on or about May 8, 2018, subject to the satisfaction of customary closing conditions.

A registration statement on Form F-1, as amended, relating to the Offering (File No. 333-224139) was declared effective by the Securities and Exchange Commission on May 4, 2018, and an additional registration statement on Form F-1 filed pursuant to Rule 462(b) (File No. 333-224139) became automatically effective on May 4, 2018.  The Offering is being made only by means of a prospectus forming a part of the effective registration statements.

The Underwriting Agreement contains customary representations, warranties, and agreements by the Company; customary conditions to closing; indemnification obligations of the Company and the Underwriter, including for liabilities under the Securities Act; other obligations of the parties; and termination provisions. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and incorporated by reference herein. A copy of the press release announcing the pricing of the Offering is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement, dated as of May 4, 2018, by and between Check-Cap Ltd. and H.C. Wainwright & Co., LLC.

99.1	Press release dated May 4, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name:	Lior Torem
Title:	Chief Financial Officer

Dated: May 4, 2018